ZI CORPORATION
2100, 840 - 7th Avenue, S.W.
Calgary, Alberta T2P 3G2

ALBERTA SECURITIES COMMISSION 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4	ONTARIO SECURITIES COMMISSION Cadillac Fairview Tower 1800, Box 55, 20 Queen Street West Toronto, ON M5H 3S8

COMMISSION DES VALEURS MOBILIERES DUE QUEBEC STOCK EXCHANGE TOWER 800 Victoria Square P.O. Box 246, 22nd Floor Montreal, PQ H4Z 1G3	TORONTO STOCK EXCHANGE The Exchange Tower 130 King Street West Toronto, Ontario M5X 1J2

Dear Sirs:

Re:	ZI CORPORATION (the "Company")
Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Zi Corporation (the "Company" or "Zi"). For convenience, this letter is itemized in the same manner as Form 51-102F3 of National Instrument 51-102. Concurrent with this filing, this letter is being filed with the TSX.

Item 1 - Name and Address of Company

ZI CORPORATION

2100, 840 - 7th Avenue S.W.

Calgary, Alberta T2P 3G2

Tel: (403) 233-8875

Fax: (403) 233-8878

Item 2 - Date of Material Change

The material change occurred on January 25, 2005.

Item 3 - News Release

A News Release was issued on January 26, 2005 via CCN Matthews.

Item 4 - Summary of Material Change

The Corporation announced the completion of the acquisition of assets from handwriting recognition software specialists Decuma AB of Lund, Sweden.

Item 5 - Full Description of Material Change

Zi Corporation (Nasdaq: ZICA) (TSX:ZIC) announced that it has completed the previously announced acquisition of assets from handwriting recognition software specialists Decuma AB of Lund, Sweden. As part of the acquisition, Zi has acquired the intellectual property and customer agreements of privately held Decuma AB. The purchase price was approximately US$1.0 million paid in newly issued shares of Zi Corporation common stock. Zi issued 146,929 shares at US $6.806 per share in satisfaction of the purchase price.

Management believes that Decuma's handwriting recognition technology will be an important complement to Zi's market-leading eZiText® and eZiTap™ solutions, and believes that the combination of the technologies will further bolster its competitive advantage and increase its market share by enabling Zi to deliver an expanded suite of innovative products to customers.

The use of handwriting as an interface on a mobile device such as a PDA or mobile phone is becoming increasingly important with the evolution to 3G multimedia applications and services. The handwriting recognition software created by Decuma, with its patented Geometrical Invariant Technology (GIT), has the ability to recognize an individual's unique writing style. Other handwriting recognition technologies currently on the market are based on a simplified, one stroke alphabet. The Decuma® solution uses a radically different approach that recognizes the different ways in which people write.

Research by Decuma revealed that writing styles were markedly different between Europe, the Americas and Asia. The Decuma solution enables people to write as they normally would using pen and paper. This is an important breakthrough in normalizing handwriting as a user interface. Decuma technology also enables the implementation of handwriting recognition in character-based languages such as Chinese and Japanese.

The Decuma product portfolio is comprised of three handwriting recognition software products: Decuma alphabetic, for English, French, Spanish, German, Italian and other western languages; Decuma Chinese for Simplified and Traditional Chinese; and Decuma Japanese, which supports Kanji, Hiragana, Katakana, English alphabetic characters and Arabic numbers. The company's products are compatible with the Palm operating system, Windows CE and the Symbian operating system.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

The name of a Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

        Dale Kearns, Chief Financial Officer

        Telephone: (403) 537-9769

        Fax: (403) 233-8878

Item 9 - Date of Report

This report is dated the 28th day of January, 2005.